Exhibit 99.1

NEWS RELEASE

Fortuna delivers production of 72,462 gold equivalent ounces for the third quarter of 2025

Vancouver, October 8, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the third quarter of 2025 from its three operating mines located in West Africa and Latin America.

Q3 2025 highlights

•	Gold equivalent production of 72,462 ounces[4] compared to 73,123 gold equivalent ounces (GEO) in Q3 2024[1,2] and 71,229 GEO in Q2 2025[1,3]

•	Consolidated GEO production for the first nine months of 2025, including the Yaramoko Mine, totaled 251,871 ounces

Fortuna reiterates its updated annual production guidance for 2025 in the range of 309,000 to 339,000 GEO.

Q3 2025 consolidated GEO production

	GEO Production
	Q3 2025[2]	Q2 2025[3]	9 months 2025	2025 Guidance (000)[6]
Ongoing Operations
Séguéla, Côte d’Ivoire	38,799	38,186	115,484	134 - 147
Lindero, Argentina	24,417	23,550	68,288	93 - 105
Caylloma, Peru	9,246	9,493	30,305	44 - 49
Total from Ongoing Operations	72,462	71,229	214,077	271 - 301
Divested Operation
Yaramoko, Burkina Faso	0	4,7215,6	37,794	38
Total from Ongoing and Divested Operations	72,462	75,950	251,871	309 - 339

Notes:

1.	Consolidated production excludes divested operations of the San Jose and Yaramoko mines
2.	Refer to Fortuna news release dated October 10, 2024, “Fortuna reports solid production of 110,820 gold equivalent ounces for the third quarter of 2024”
3.	Refer to Fortuna news release dated July 9, 2025, “Fortuna delivers production of 71,229 gold equivalent ounces from ongoing operations for the second quarter of 2025”
4.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn or Au:Ag = 1:88.10, Au:Pb = 1:1.77, Au:Zn = 1:1.23
5.	Figures reported as of April 14, 2025, being the date the Company and Soleil Resources International Ltd. agreed to the assumed handover of operations. See “Management’s Discussion and Analysis for the three months ended March 31, 2025”
6.	Refer to Fortuna news release dated May 13, 2025, “Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance”

West Africa Region

Séguéla Mine, Côte d’Ivoire: Solid quarter-on-quarter performance, on track to exceed upper end of guidance

	Q3 2025	Q2 2025
Tonnes milled	435,770	429,184
Average tpd milled	4,737	4,665
Gold grade (g/t)	3.01	3.00
Gold recovery (%)	91.4	92.84
Gold production (oz)[1]	38,799	38,186

Note:

1.	Production includes doré only

Mining

Mine production for the quarter totaled 272,396 tonnes of ore, averaging 3.66 g/t Au, and containing an estimated 32,074 ounces of gold from the Antenna, Ancien, and Koula pits. The lower ore tonnes mined compared to milled tonnes are in line with the mine plan and strategy to reduce surface stockpiles. A total of 4,433,994 tonnes of waste was moved during the period, resulting in a strip ratio of 16.3:1.

During the quarter, the Company successfully obtained permit approvals for the Sunbird, Kingfisher, Badior, and other satellite open pits. Preparation activities for mining at the Sunbird open pit will start during the fourth quarter, in line with the mine plan.

Successful exploration conducted in 2025 at the Sunbird underground (UG) project and the Kingfisher Deposit has provided additional options to further optimize the mine plan. Drilling will continue in the fourth quarter to potentially expand these resources.

Processing

Séguéla produced 38,799 ounces of gold for the quarter at an average head grade of 3.01 g/t Au, representing a 1 percent increase in ounces produced at an equivalent grade compared to the second quarter of 2025. Gold recoveries declined slightly during the quarter, attributed to planned maintenance on the carbon-in-leach processing tanks.

Project updates

•	Tailings storage facility expansion completed, providing tailings storage capacity at current throughput rates until August 2029.

•	Relocation of communication towers to allow for the mining of the Sunbird Deposit is on track and expected to be completed in the fourth quarter.

•	Delivery of materials commenced for the construction of the solar power plant.

Year-to-Date Production

Séguéla produced a total of 115,484 ounces of gold in the first nine months of 2025 and is on target to exceed the upper end of guidance.

Latin America Region

Lindero Mine, Argentina: Highest quarterly production year to date

	Q3 2025	Q2 2025
Ore placed on pad (t)	1,699,007	1,828,520
Gold grade (g/t)	0.60	0.57
Gold production[1] (oz)	24,417	23,550

Note:

1.	Lindero production includes doré, gold-in-carbon, and gold in copper concentrate

Mining

Mining operations delivered the highest quarterly production of the year, in line with management’s annual mine plan. Lindero mined 1.50 million tonnes of ore, maintaining a low strip ratio of 1.9:1. A total of 1.70 million tonnes of ore were placed on the leach pad at an average head grade of 0.60 g/t Au, containing an estimated 32,775 ounces of gold. Total ounces placed on the leach pad this quarter are comparable to the previous quarter, reflecting stable production levels.

Processing

Lindero produced 24,417 ounces of gold during the quarter, including 23,001 ounces in doré bars, 1,325 ounces in rich fine carbon, and 91 ounces in copper precipitate.

The 4 percent increase in production compared to the second quarter was driven by a 5 percent higher gold grade and recovery of inventory from the leach pad. Production remains in line with the planned mining and stacking sequence.

Project updates

•	Optimization of the crushing circuit led to an average throughput of 1,061 tonnes per hour (tph), 8 percent above 2024 average. In June, average throughput peaked at 1,093 tph.

Year-to-Date Production

Lindero produced a total of 68,288 ounces of gold in the first nine months of 2025.

Caylloma Mine, Peru: Strong quarterly operational performance

	Q3 2025	Q2 2025[1]
Tonnes milled	140,523	138,471
Average tpd milled	1,561	1,556
Silver grade (g/t)	63	64
Silver recovery[2] (%)	82.03	83.82
Silver production (oz)	233,612	240,621
Lead grade (%)	3.01	3.23
Lead recovery (%)	91.10	90.38
Lead production (lbs)	8,492,206	8,924,312
Zinc grade (%)	4.27	4.63
Zinc recovery (%)	90.59	90.91
Zinc production (lbs)	11,988,738	12,850,745
GEO production[3] (oz)	9,246	9,493

Notes:

1.	Refer to Refer to Fortuna news release dated July 9, 2025, “Fortuna delivers production of 71,229 gold equivalent ounces from ongoing operations for the second quarter of 2025”
2.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate
3.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn or Au:Ag = 1:88.10, Au:Pb = 1:1.77, Au:Zn = 1:1.23

Mining

Mine production for the quarter totaled 146,885 tonnes of ore with 77 percent mined from the Animas vein by overhand cut and fill method, and 21 percent mined primarily by sub-level stoping method from the Cimoide ASNE vein.

Processing

Caylloma produced 233,612 ounces of silver in the quarter at an average head grade of 63 g/t Ag, maintaining production levels consistent with the previous quarter.

Zinc and lead production totaled 12.0 million and 8.5 million pounds, respectively, with average head grades of 4.27 % Zn and 3.01 % Pb. Base metal production exhibited a decline when compared to the previous quarter, with a decrease of 7 and 5 percent in zinc and lead, respectively. This decline is consistent with the planned mining sequence for the period and the resource model.

Project updates

•	A concept testing project was carried out at the Ramal Carolina vein outcrop. Extraction included 3,300 tonnes, with an average head grade of 110 g/t Ag and 3.73 g/t Au. Ore was blended with Animas’ vein production and processed.

Year-to-Date Production

Caylloma produced a total of 9,246 GEO in the third quarter and 30,305 GEO for the first nine months of 2025.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2025 annual production guidance and the likelihood of the Company meeting such annual production guidance, including statements that the Séguéla Mine is on track to exceed the upper end of guidance; statements regarding the completion of the relocation of the communication towers to allow for mining at the Sunbird deposit and the timing for the commencement of mining from the Sunbird open pit; that the continuation of drilling at Séguéla may expand Mineral Resources; and statements that the expansion of the tailings storage facility at Séguéla is anticipated to be sufficient to August 2029; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.